

October 27, 2022

John Janedis
Chief Financial Officer
fuboTV Inc.
1290 Avenue of the Americas
New York, NY 10104

> **Re: fuboTV Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-39590**

Dear John Janedis:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Trade & Services

cc: Greg Rodgers